Via Facsimile and U.S. Mail
Mail Stop 6010

September 25, 2008

Mr. Michael Pearson
Chairman and Chief Executive Officer
Valeant Pharmaceuticals International
One Enterprise
Aliso Viejo, CA 92656

**Re: Valeant Pharmaceuticals International
         Form 10-K for the Year Ended December 31, 2007
         Filed March 17, 2008
         File No. 001-11397**

Dear Mr. Pearson:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief